70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

MARY C. MOYNIHAN

202-955-7027

mmoynihan@bellboyd.com

November 17, 2008

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:          Columbia Acorn Trust
File Nos. 2-34223 and 811-1829

Ladies and Gentlemen:

On behalf of Columbia Acorn Trust (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.             One copy of the Trust’s fidelity bond issued by ICI Mutual Insurance Company (the “Bond”) covering the one-year period beginning October 1, 2008 (attached as Exhibit A);

2.             One copy of the resolutions adopted by the Trust’s board of trustees, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by the Trust (attached as Exhibit B); and

3.             One copy of the Fidelity Bond Allocation Agreement dated October 1, 2008 among the Trust, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P., Columbia Management Distributors, Inc. and Columbia Management Services, Inc. (attached as Exhibit C).

The Trust is named as an insured under a joint insured bond; otherwise it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $2,500,000.

The bond was prepaid for a term of one year beginning October 1, 2008.

chicago • san diego • washington

If you have any questions or require additional information, please contact me at the number above.

Very truly yours,

/s/ Mary C. Moynihan
Mary C. Moynihan

Enclosures

cc: Mr. Bruce H. Lauer (w/encls.)